  SECURITIES AND EXCHANGE

COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

Acacia Research Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

003881307

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 003881307

1.	Name of Reporting Person. I.R.S. Identification No. of Above Person (Entities Only). ING Groep N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 825,295 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 825,295 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 825,295 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.65% (2)

12.	Type of Reporting Person (See Instructions) HC

(1)  ING Groep N.V. may be deemed to be the beneficial owner of 825,295 shares of Common Stock held by its indirect subsidiaries in their role as a discretionary manager of client portfolios.

ING Groep N.V. disclaims beneficial ownership of the 825,295 shares of Common Stock held by its indirect subsidiaries, as ING Groep N.V. does not hold voting rights or dispositive powers for such shares.

(2)  Based on 50,120,699 shares of Common Stock issued and outstanding as of November 4, 2014, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

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Item 1(a).	Name of Issuer: Acacia Research Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 500 Newport Center Drive Newport Beach, California 92660

Item 2(a).	Name of Person Filing: ING Groep N.V.
Item 2(b).	Address of Principal Business Office or, if none, Residence: Bijlmerplein 888 1102 MG Amsterdam-Zuidoost Postbus 1800 1000 BV Amsterdam The Netherlands
Item 2(c).	Citizenship: The Netherlands
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share
Item 2(e).	CUSIP Number: 003881307

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company as defined under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.
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Item 4.	Ownership:
(a)

ING Groep N.V. may be deemed to be the beneficial owner of 825,295 shares of Common Stock held by its indirect subsidiaries in their role as a discretionary manager of client portfolios.

ING Groep N.V. disclaims beneficial ownership of the 825,295 shares of Common Stock held by its indirect subsidiaries, as ING Groep N.V. does not hold voting rights or dispositive powers for such shares.

(b) ING Groep N.V. may be deemed to be the beneficial owner of 1.65% of the Common Stock based on 50,120,699 shares of Common Stock issued and outstanding as of November 4, 2014, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

(c) Although ING Groep N.V. may be deemed to be beneficial owner of 825,295 shares of Common Stock held by its indirect subsidiaries in their role as a discretionary manager of client portfolios, ING Groep N.V. does not hold voting rights or dispositive powers for such shares.

Item 5.	Ownership of Five Percent or Less of a Class:
X

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015
ING GROEP N.V.

	By:	/s/ J.A.M. Emke-Petrelluzzi Bojanic
(Signature)

J.A.M. Emke-Petrelluzzi Bojanic
Senior Compliance Officer (Name/Title)

	By:	/s/ Fred Severin
(Signature)

Fred Severin
Compliance Officer (Name/Title)
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